

June 21, 2016

<u>Via E-mail</u>
Erik Engstrom
Chief Executive Officer
RELX PLC and RELX NV
1-3 Strand
London WC2N 5JR, England

      Re: **RELX PLC**
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed March 8, 2016
              File No. 1-13334
              RELX NV
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed March 8, 2016
              File No. 1-13688

Dear Mr. Engstrom:

      We refer you to our comment letter dated May 17, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance